                                       REGISTRATION NO. 33-44849
                                       FILED PURSUANT TO RULES 424(B)(3) AND (C)

                PROSPECTUS SUPPLEMENT DATED FEBRUARY 7, 1996 TO
                          PROSPECTUS DATED MAY 1, 1995
                AS SUPPLEMENTED BY PROSPECTUS SUPPLEMENTS DATED
                    NOVEMBER 28, 1995 AND DECEMBER 13, 1995

     For the quarter ended December 31, 1995, revenue from continuing operations of WMX Technologies, Inc. (the "Company") was $2.55 billion compared with $2.50 billion in the same quarter of 1994. Net income from continuing operations (after special charges) was $110.0 million, or $.23 per share, versus $205.5 million, or $.42 per share, for the year-ago quarter. For the full year 1995, net income from continuing operations was $654.6 million, or $1.35 per share, compared with $776.5 million, or $1.60 per share, in 1994. Earnings for both years were impacted by special charges, and for 1995 by costs related to the early extinguishment of Liquid Yield Option Notes ("LYONs") put to the Company by the holders. The following table reconciles reported earnings to earnings excluding such items:

                                                 Quarter Ended   Year Ended
                                                  December 31   December 31
                                                 -------------  ------------
                                                  1995   1994   1995   1994
                                                 ------  -----  -----  -----

Reported earnings per share
 from continuing operations                       $0.23  $0.42  $1.35  $1.60

Special Charges -
 Chemical Waste Management, Inc.                     --     --   0.19     --
 Waste Management International plc.               0.23     --   0.23     --
 Rust International Inc.                             --   0.01     --   0.01
Costs related to early extinguishment of debt        --     --   0.01     --
                                                  -----  -----  -----  -----

Earnings per share from continuing
 operations excluding above items                 $0.46  $0.43  $1.78  $1.61

Income from operations of
 discontinued businesses                             --     --    .02    .02
                                                  -----  -----  -----  -----

                                                  $0.46  $0.43  $1.80  $1.63
                                                  =====  =====  =====  =====

  The Company's Rust International Inc. subsidiary ("Rust") began in the fourth quarter to implement its previously announced decision to exit the process engineering, construction, specialty contracting and similar lines of business, and focus on its environmental and infrastructure engineering and consulting and industrial services businesses. Accordingly, operating results of the businesses to be discontinued have been segregated from continuing operations in the income statement. Revenues for these businesses were $144.9 million and $731.7 million, respectively, for the fourth quarter and full year 1995, versus $153.8 million and $542.6 million for the comparable 1994 periods. Rust has retained investment bankers to assist with the disposal of certain of the discontinued businesses. After consideration of advice from the bankers regarding the likely range of selling prices for the businesses to be sold, Rust recorded a fourth quarter non-cash provision for loss of $96.8 million before tax.

  For the full year 1995, revenue from continuing operations was $10.25 billion compared with $9.55 billion in 1994. Net income, including discontinued operations, was $603.9 million, or $1.24 per share, in 1995 and $784.4 million, or $1.62 per share, in 1994.

  The Company's results in the first three quarters of 1995 benefitted from favorable commodity prices, although in the fourth quarter commodity prices were below the level of the third quarter and the comparable 1994 period. The Company does not expect recycling commodity prices to recover to 1995 levels, and believes that severe weather conditions are negatively impacting the Company's Waste Management, Inc. North American solid waste and recycling services subsidiary. Because of these two factors, the Company anticipates a 5 to 10 percent earnings growth rate for 1996.